

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 13, 2009

<u>**Via U.S. Mail and Facsimile (951) 676-9260**</u>
Mr. Shad L. Burke
Chief Financial Officer
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 103
Temecula, California 92590

> RE: **Outdoor Channel Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 9, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-17287**

Dear Mr. Werner:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Long-Lived Assets and Goodwill, page 29
Goodwill, page 55

1.   We note that you utilized the market approach to determine the fair value of your
        reporting unit which appears to be the entire entity. Please provide us with more
        details of your market approach, including the methodology, the assumptions used
        and your basis for such assumptions. We further note that you revised your policy in
        the first quarter of 2009 to utilize the income approach. Tell us why you made such a
        change, why you believe that such a revision is appropriate, and how you considered
        the acquisition of Winnercomm in making the change.

2.   We note that goodwill accounted for 30% of total assets as of December 31, 2008.
        We further note that (organic) revenues and net income have declined in recent
        quarters due to the negative impact of the current economic environment. Based on
        your most recent analysis at December 31, 2008, you determined that your goodwill
        balance was not impaired. In light of the significance of your goodwill balance, we
        expect robust and comprehensive disclosure in your critical accounting policies
        regarding your impairment testing policy. This disclosure should provide investors
        with sufficient information about management's insights and assumptions with regard
        to the recoverability of goodwill. Specifically, we believe you should provide the
        following information:

    •   Disclose a breakdown of your goodwill balance by reporting unit.
    •   Disclose any changes to your reporting units or allocations of goodwill by reporting
        unit and the reasons for such changes.
    •   Describe the nature of the valuation techniques and the significant estimates and
        assumptions you employed to determine the fair value of your reporting unit(s) in
        your impairment analysis. For example, if you utilize the discounted cash flow
        approach, you should disclose the discount rates that you utilized and how those
        discount rates were determined, including your consideration of any market risk
        premiums. In addition, we believe your disclosure should address your estimates of
        future cash flows, as follows:

        •   Provide a discussion of your historical cash flow growth rates and explain
            how your historical growth rates were considered when determining the
            growth rate to be utilized in your cash flow projections.
        •   Disclose the growth rate you need to achieve in your cash flow projections in
            order to avoid having a goodwill impairment charge.
        •   In view of the current economic environment, discuss how you considered the
            uncertainties inherent in your estimated future growth rates. For example, you

should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 9A. Controls and Procedures, page 75

Management's report on internal control over financial reporting, page 75

3.   We note that management's report on internal control over financial reporting omits certain required disclosures. Please amend your Form 10-K to include the following in your management's report: (i) a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, (ii) management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective and (iii) a statement that the registered public accounting firm that audited financial statements included in your 10-K issued an attestation report on your internal control over financial reporting. See Item 308 of Regulation S-K.

Item 1. Business, page 3

Available Information, page 14

4.   In future filings, please refer to the correct street address of the Commission which is 100 F Street, NE, Washington, D.C. 20549.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 19

Use of Compensation Consultants and Benchmarking Data, page 30

5. We note your disclosure on page 20 and 21 that the Compensation Committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

6. On page 22 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation, including targeted revenues and profitability. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b).

Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Outstanding Equity Awards at Fiscal Year-End, page 31

7. In future filings, please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable column where the outstanding award is reported. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2009

Critical Accounting Policies and Estimates, page 21

8.   We refer to your "valuation of goodwill" policy. Tell us in greater detail how you
        determined that you only have one reporting unit after the acquisition of
        Winnercomm or clarify that you have only one reporting unit with allocated goodwill.
        In this regard, we note that you have 2 separate operating and reportable segments.

Cost of Services, page 27
Loss from Operations, page 28

9.   We note that you attributed the increase in your loss from operations to losses in your
        Production Services segment. Tell us the nature of the production costs involved and
        why they exceed production services revenues. Additionally, tell us why revenues of
        the Production Segment (presumably, the Winnercomm business' post-acquisition
        revenues) decreased in 2009 following its acquisition by you, compared to its pre-
        acquisition revenues during the same period in 2008 (per pro forma information on
        page 9). Revise your disclosures accordingly.

                                      *   *   *   *

        As appropriate, please amend your filing and respond to these comments through
correspondence over EDGAR within 10 business days or tell us when you will provide us with a
response. Please furnish a letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director